UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 24, 2021

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

November 24, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a virtual session held on November 24, 2021, IFS’s General Extraordinary Shareholders’ Meeting at first call approved the following:

i.

To distribute US$0.65 (65/100 US dollars) per share in circulation as extraordinary dividend out of IFS´s accumulated results. The total amount of dividends which will be distributed by IFS will be USD$75,037,758.25 (seventy-five million thirty-seven thousand seven hundred fifty-eight and 25/100 Dollars).

ii.	To set December 15, 2021 as Record Date, and December 20, 2021 as Payment Date.

iii.

Approve that Juan Antonio Castro Molina, identified with DNI No. 09337988 and Claudia Patricia Calderón Correa, identified with DNI No. 45043475, either of them, individually and with their sole signature, on behalf of IFS, may conduct any coordinations and acts that may be necessary in order to formalize and implement the resolutions adopted in the meeting and, if would be the case, execute any public or private document that might be necessary for such purposes.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: November 24, 2021	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel